Guggenheim Funds Distributors, LLC
                              227 W. Monroe Street
                            Chicago, Illinois 60606


                                August 13, 2019


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                 Re: Guggenheim Defined Portfolios, Series 1923
                        File Nos. 333-232222 & 811-03763

Ladies/Gentlemen:

     The undersigned, Guggenheim Defined Portfolios, Series 1923 (the "Trust"), by Guggenheim Funds Distributors, LLC, as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, hereby respectfully requests that the Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective by 1 p.m. Eastern time on August 16, 2019, or as soon thereafter as possible.

                                                               Very truly yours,

                                      Guggenheim Defined Portfolios, Series 1923

                                          By: Guggenheim Funds Distributors, LLC


                                                                 By: /s/ Amy Lee
                                                                 ---------------
                                                                         Amy Lee
                                                    Vice President and Secretary